UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of January, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated January 29, 2007	3-9
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007	Cameco Corporation
	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Q4 Results from Bruce Power
Saskatoon, Saskatchewan, Canada, January 29, 2007 . . . . . . . . . . .
Cameco Corporation today announced its interest in the Bruce Power Limited Partnership (BPLP) will contribute $13 million of pre-tax earnings to its fourth quarter results. This is a decline compared to the fourth quarter of 2005, in which Cameco’s share of BPLP pre-tax earnings was $30 million. This decrease in 2006 is due to a lower realized price, partially offset by lower operating costs.
For the year 2006, earnings before taxes from BPLP were $388 million (100% basis) compared to $520 million (which excludes the $149 million loss recorded on the restructuring of Bruce Power) in 2005. The decline in 2006 from 2005 was due primarily to lower electricity spot prices. Cameco’s share of BPLP’s pre-tax earnings was $128 million in 2006 compared to $170 million in 2005.
“Bruce Power’s four B units achieved excellent performance with an average capacity factor of 91% in 2006, reflecting the benefits of our capital reinvestment program at the site,” said Jerry Grandey, Cameco’s president and CEO. “However, lower electricity prices reduced our earnings.”
The average Ontario electricity spot price in 2006 was $22 per megawatt hour (MWh) lower than in 2005, due to decreased demand resulting from more moderate temperatures, lower natural gas prices and more supply from hydro power.
Cameco is reporting its share of BPLP results today to co-ordinate with TransCanada’s fourth quarter results, which also include earnings from BPLP. Cameco’s complete fourth quarter results will be issued after markets close on February 6, 2007.
These financial results reflect the new partnership structure that was created on October 31, 2005 following the division of the Bruce Power site assets between Bruce B operations (BPLP) and Bruce A operations (Bruce Power A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP included the four Bruce B units and does not include the A units.
Immediately following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities. For 2006, our results reflect a four-unit operation. Our financial results for the first 10 months of 2005 reflected a six-unit operation, which was accounted for on an equity basis.

Highlights
Bruce Power Limited Partnership (100% basis)1

	Three months ended		Year ended
	Dec 31		Dec 31
	2006	2005	2006	2005
Output — terawatt hours (TWh)[1]	6.0	6.2	25.8	30.8
Capacity factor (%)[2]	85	75	91	79
Realized price ($/MWh)	46	57	48	58
Average Ontario electricity spot price ($/MWh)	43	71	46	68

($ millions)
Revenue	278	356	1,242	1,787
Operating costs[3]	230	258	807	1,202
Cash costs	202	209	701	1,008
— operating & maintenance	157	162	523	779
— fuel	17	15	65	73
— supplemental rent[4]	28	32	113	156
Non cash costs (amortization)	28	49	106	194

Income before interest and finance charges	48	98	435	585
Interest and finance charges	12	13	47	65
Earnings before taxes[5]	36	85	388	520
Cash from operations	81	260	514	771
Capital expenditures	38	83	103	323
Operating costs ($/MWh)	38	42	31	39
Distributions[6]	65	818	480	1,033

[1]	In 2006, BPLP consists of the four B units, while in 2005 it included six units (four B and two A units) for the first 10 months and four B units for the remainder of the year.

[2]	Capacity factors for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[3]	Net of cost recoveries.

[4]	Supplemental rent is about $28.3 million per operating reactor for 2006.

[5]	Excludes $149 million loss recorded on the restructuring of Bruce Power on October 31, 2005.

[6]	Distributions in 2005 include $633 million due to the BPLP restructuring. Cameco’s share was $200 million.
In the fourth quarter of 2006, BPLP generated cash from operations of $81 million compared to $260 million in the fourth quarter of 2005. The decrease reflects a lower realized price as a result of significantly weaker spot electricity prices and changes in working capital requirements. Due to timing of sales, the accounts receivable balance increased by $32 million in the fourth quarter of 2006, whereas it declined by $62 million in the fourth quarter of 2005.
Capital expenditures for the fourth quarter of 2006 totalled $38 million compared to $83 million during the same period in 2005.

BPLP also distributed $65 million to the partners in the fourth quarter. Cameco’s share was $21 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
Cameco’s Earnings from BPLP

	Three months ended		Year ended
($ millions)	Dec 31		Dec 31
	2006	2005	2006	2005
BPLP’s earnings before taxes (100%)[1]	36	85	388	520
Cameco’s share of pre-tax earnings before adjustments	11	27	122	164
Proprietary adjustments	2	3	6	6
Pre-tax earnings from BPLP	13	30	128	170

[1]	Excludes $149 million loss recorded on the restructuring of Bruce Power on October 31, 2005.
Fourth Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $13 million during the fourth quarter compared to $30 million during the same period in 2005. This decrease in 2006 is due to a lower realized price, partially offset by lower operating costs.
Output
BPLP achieved a capacity factor of 85% in the fourth quarter of 2006, compared to 75% in the same period of 2005. During the fourth quarter of 2006, the BPLP units generated 6.0 TWh of electricity compared to 6.2 TWh in 2005, which included output from the two operating Bruce A units up to October 31, 2005.
Outlined below are the maintenance activities for BPLP that occurred during the fourth quarter of 2006.
Planned Outages

Bruce B Unit 8	·	Unit 8 returned to service on November 19 following a planned outage that began September 9 to replace low-pressure turbine blades, inspect fuel channels and perform routine maintenance.
Unplanned Outages

Bruce B Unit 8	·	Unit 8 returned to service on November 27 following an outage that began November 24 to perform electrical maintenance on a transformer.
During the fourth quarter of 2006, the B reactors were offline for 52 days, including nine days due to unplanned outages. In the fourth quarter of 2005, the B reactors experienced 66 days of planned maintenance and 29 days of unplanned outages.

Price
For the fourth quarter of 2006, BPLP’s electricity revenue decreased to $278 million from $356 million over the same period in 2005 due to lower spot prices, and lower output from a four-unit site.
The realized price achieved from a mix of contract and spot sales averaged $46 per MWh in the quarter, down from $57 per MWh in the same quarter of 2005. During the quarter, the Ontario electricity spot price averaged $43 per MWh, compared to $71 per MWh in the fourth quarter of 2005. The lower spot prices during the quarter were attributable to reduced demand due to moderate weather, depressed industrial demand, lower natural gas prices and a higher level of hydroelectric generation.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the fourth quarter of 2006, about 54% of BPLP output was sold under fixed-price contracts, up from the 53% level during the same period in 2005.
Cameco provides guarantees to customers under these contracts of up to $74 million. At December 31, 2006, Cameco’s actual exposure under these guarantees was $2 million. In addition, Cameco has agreed to provide up to $133 million in guarantees to the Canadian Nuclear Safety Commission (CNSC) and $58 million to Ontario Power Generation (OPG) to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to the CNSC and $58 million to OPG at December 31, 2006.
Costs
Operating costs (including amortization) were $230 million in the fourth quarter of 2006, compared with $258 million in the same period of 2005. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the fourth quarter of 2006 was $38, compared with $42 in the fourth quarter of 2005.
Full Year 2006
Earnings Before Taxes
For the year 2006, BPLP earnings before taxes were $388 million compared to $520 million (which excludes the $149 million loss recorded on the restructuring of Bruce Power) in 2005. Fewer days lost to planned outages in 2006, combined with substantially fewer forced outages contributed to a significantly higher capacity factor and reduced unit operating costs. However, lower electricity spot prices offset these gains.
Output
For the year, the BPLP units achieved a capacity factor of 91%, compared with 79% in the same period last year. These units produced 25.8 TWh during 2006 compared to 30.8 TWh (including 8.2 TWh from the A units up to October 31, 2005) over the same period last year. The decrease primarily reflects the loss of output from the A units as a result of moving to a four-unit site in 2006 versus a six-unit site for most of 2005. The decrease was partially offset by higher output from the B units.

Price
For 2006, BPLP’s electricity revenue totalled $1,242 million, compared to $1,787 million in 2005. During the year, BPLP’s realized price averaged $48 per MWh from a mix of contract and spot sales compared with $58 per MWh last year. The Ontario electricity spot price averaged about $46 per MWh during the year, compared to $68 per MWh a year ago.
During 2006, about 51% of BPLP’s output was sold under fixed-price contracts compared to 48% in 2005.
Costs
For 2006, operating costs were $807 million, compared with $1,202 million in 2005. This decrease primarily reflects the costs of a four-unit site in 2006 versus the six-unit site for most of 2005, and higher costs associated with planned and forced outages in 2005. The operating cost declined to $31 per MWh in 2006 from $39 per MWh in 2005.
BPLP Outlook Considerations
The results from BPLP are influenced by a number of factors including operating performance, costs and realized price. The operating performance is affected by planned and unplanned outages. Total costs are relatively insensitive to output shifts as about 95% of BPLP’s operating costs are fixed and most of the costs are incurred whether the plant is operating or not. As such, unit costs are dependent on output and subject to large variability if output changes. Cameco reports BPLP costs net of recoveries. Realized prices are made up of a mixture of sales under contract at fixed prices and sales in the Ontario spot electricity market. The Ontario spot price is dependent on a number of factors such as the supply of and demand for electricity. The demand for electricity is very sensitive to Ontario weather patterns.
BPLP’s Outlook for First Quarter 2007
In the first quarter of 2007, there is one planned outage. Unit B 6 was shut down on January 20 and is expected back in service early in the second quarter. As a result, BPLP’s average unit costs are expected to be about $46 per MWh compared to $38 in the fourth quarter of 2006. In the first quarter we expect more outage days when compared to the fourth quarter of 2006.
For the first quarter of 2007, we anticipate BPLP revenue to be 10% higher than in the fourth quarter of 2006, as the result of higher expected realized prices that will more than offset lower generation. The average realized price was $46 per MWh in the fourth quarter of 2006.
BPLP’s Outlook for 2007
In 2007, capacity factors for the B units are expected to average in the low 90% range similar to the 91% achieved in 2006. After investing significant capital on refurbishing the B units over the past few years, we anticipate continuing through 2007 with a significant reduction in time and expenditure on refurbishment programs, with only one planned outage as noted above under the BPLP’s outlook for the first quarter of 2007.
For 2007, the average unit cost is expected to rise to $34 per MWh compared to $31 in 2006. Total costs are expected to rise by 12% in 2007 over 2006. The increase is due primarily to a rise in staff costs, operating and maintenance costs for heavy water treatment and fuel costs as well as lower incidental recoveries compared to 2006. In addition, higher amortization expenses are expected in 2007 reflecting the addition of the new administration building and other capital projects.

For 2007, we anticipate BPLP revenue to be 18% higher than in 2006, almost entirely due to higher expected realized prices, which are made up of fixed contract prices and Ontario spot market electricity prices. The spot prices are very sensitive to Ontario weather patterns. The average realized price was $48 per MWh in 2006.
The first quarter and 2007 outlook for BPLP assumes the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices.
Electricity Price Sensitivity Analysis
For 2007, BPLP has 7 TWh under contract, which would represent about 25% of Bruce B generation at its planned capacity factor. For 2007, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $4 million.
2007 BPLP Capital Expenditures (100% Basis)
BPLP capital expenditure program is expected to total $149 million. This includes $55 million for sustaining capital, with the balance for major projects, improvements and new fuel.

2007 BPLP Capital Plan	Bruce B Specific	Common Capital	Total BPLP
Category
Major Projects	$17	$16	$33
Improvement	15	—	15
Sustaining	23	32	55
New Fuel	46	—	46

Total Capital Plan	$101	$48	$149

Cameco expects that funding of these projects will come entirely from BPLP cash flows. However, available funds will depend on the electricity market prices and the operational performance of the BPLP reactors.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
- End -

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